# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP, CIK 0000746514
CUSIP: 644206104
Title of class of securities: Depositary Receipts Each Representing One-Thirtieth of a Series A Unit of Limited Partnership
Address of issuer's principal executive offices: 39 BRIGHTON AVE, Allston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0001814042
Persons authorized to receive notices and communications: Karen Zermani, 39 Brighton Avenue, Allston, Massachusetts (MA), 02134, (617) 850-7292

## Reporting persons
- Brown Jameson Pruitt (CIK 0001814042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,000; shared voting power 877,529; sole dispositive power 1,000; shared dispositive power 877,529; aggregate amount beneficially owned 878,529 (31.5% of the class)
  Comment: Row 7 & 9: Number of Depositary Receipts held directly by Jameson Brown as of the date of the filing of this statement (the "Statement").
  Row 8 & 10: Consists of (i) 517,849 Depositary Receipts held of record by HBC Holdings, LLC ("HBC"); (ii) 287,500 Depositary Receipts held by HJB 2009 Holdings, LLC("HJB"); (iii) 62,190 Depositary Receipts held by the Hamilton Company Charitable Foundation (the "Foundation"); and (iv) 9,990 Depositary Receipts held by NewReal, Inc. ("New Real"). Mr. Brown has shared voting and dispositive power with: (i) Sally Michael with respect to HBC; (ii) Harley Brown and Sally Michael with respect to HJB (HJB is owned 50% by JPB Real Estate LLC, an entity owned by Jameson Brown, and 50% by Maisie Brown LLC, an entity owned by Harley Brown. Sally Michael serves as the Manager of HJB.); (iii) Ronald Brown and Harley Brown with respect to securities held by the Foundation; and (iv) Ronald Brown with respect to securities held by New Real, which serves as the general partner of the Partnership.
  Row 11: Consists of (i) 1,000 Depositary Receipts held by Mr. Brown with sole voting and dispositive powers, and (ii) the 877,529 Depositary Receipts as to which Mr. Brown has shared voting and dispositive power as described in footnote 3 above.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- HBC Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 517,849; shared voting power 0; sole dispositive power 517,849; shared dispositive power 0; aggregate amount beneficially owned 517,849 (18.57% of the class)
  Comment: Row 7, 9 & 11: Consists of Depositary Receipt held of record by HBC Holdings, LLC ("HBC") as of the date of the filing of this Statement. Jameson Brown and Sally Michael share voting and dispositive power with respect to the Depositary Receipts held by HBC, and may be deemed to beneficially own the Depositary Receipts held by HBC.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- HJB 2009 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 287,500; shared voting power 0; sole dispositive power 287,500; shared dispositive power 0; aggregate amount beneficially owned 287,500 (10.31% of the class)
  Comment: Row 7, 9 & 11: Consists of Depositary Receipts held of record by HJB 2009 Holdings, LLC ("HJB"), as of the filing date of this Statement. HJB is owned 50% by JPB Real Estate LLC, an entity owned by Jameson Brown, and 50% by Maisie Brown LLC, an entity owned by Harley Brown. Sally Michael is the Manager. Accordingly, Jameson Brown, Sally Michael, and Harley Brown may be deemed to beneficially own the Depositary Receipts held by HJB.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- JPB Real Estate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 287,500; sole dispositive power 0; shared dispositive power 287,500; aggregate amount beneficially owned 287,500 (10.31% of the class)
  Comment: Row 8, 10 & 11: Consists of the Depositary Receipts held of record as of the date of this Statement by HJB 2009 Holdings, LLC ("HJB"). JPB Real Estate LLC ("JPB") is owned by Jameson Brown. HJB is owned 50% by JPB and 50% by Maisie Brown LLC, which is owned by Harley Brown. Accordingly, JPB may be deemed to have shared voting and dispositive power over the Depositary Receipts, and Jameson Brown and JPB, Sally Michael, Harley Brown and Maise Brown LLC may be deemed to beneficially own the Depositary Receipts held by HJB.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- Maisie Brown LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 287,500; sole dispositive power 0; shared dispositive power 287,500; aggregate amount beneficially owned 287,500 (10.31% of the class)
  Comment: Row 8, 10 & 11: Consists of the Depositary Receipts held of record as of the filing date of this Statement by HJB 2009 Holdings, LLC ("HJB"). Maisie Brown LLC ("Maisie") is owned by Harley Brown. HJB is owned 50% by Maisie and 50% by JPB Real Estate LLC ("JPB"), which is owned by Jameson Brown. Accordingly, Maisie may be deemed to have shared voting and dispositive power over the Depositary Receipts, and Harley Brown and Maisie, Jameson Brown and JPB, and Sally Michael, may be deemed to beneficially own the Depositary Receipts held by HJB.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- Harley Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 349,690; sole dispositive power 0; shared dispositive power 349,690; aggregate amount beneficially owned 349,690 (12.54% of the class)
  Comment: Row 8, 10 & 11: Consists of the (i) 287,500 Depositary Receipts held of record by HJB 2009 Holdings, LLC ("HJB"), as of the filing date of this Statement; and (ii) 62,190 Depositary Receipts held by the Hamilton Company Charitable Foundation. Harley Brown owns Maisie Brown LLC, which together with by JPB Real Estate LLC, an entity owned by Jameson Brown, owns HJB, and Sally Michael is the Manager of HJB. Accordingly, Jameson Brown, Sally Michael, and Harley Brown share voting and dispositive power with respect to the Depositary Receipts held by HJB and may be deemed to beneficially own the Depositary Receipts held by HJB. Harley Brown, Jameson Brown and Ronald Brown may be deemed to share beneficiary ownership as to the Depository Receipts held by the Foundation, as trustees.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- Ronald Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 164,780; sole dispositive power 0; shared dispositive power 164,780; aggregate amount beneficially owned 164,780 (5.9% of the class)
  Comment: Row 8, 10 & 11: Consists of (i) 92,600 Depositary Receipts held of record by Ronald Brown and his wife; (ii) 62,190 Depositary Receipts held by the Hamilton Company Charitable Foundation (the "Foundation"); and (iii) 9,990 Depositary Receipts held by NewReal, Inc. ("New Real"). Mr. Brown shares voting and dispositive power with: (i) his wife with respect to the 92,600 Depositary Receipt that are jointly held; (ii) Harley Brown and Jameson Brown with respect to 62,190 Depositary Receipts held by the Foundation, of which they are each a trustee; and (iii) Jameson Brown with respect to securities held by New Real (which serves as the general partner of the Partnership).
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.
- Sally Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 805,349; sole dispositive power 0; shared dispositive power 805,349; aggregate amount beneficially owned 805,349 (28.88% of the class)
  Comment: Row 8, 10 & 11: Consists, as of the filing date of this Statement, of (i) 517,849 Depositary Receipts held of record by HBC Holdings, LLC ("HBC"); and (ii) 287,500 Depositary Receipts held of record by HJB 2009 Holdings, LLC ("HJB"). Jameson Brown and Sally Michael are the managers of HBC with joint voting and dispositive control over the Depositary Receipts. Accordingly, Mr. Brown and Ms. Michael may be deemed to beneficially own the Depositary Receipts held by HBC. HJB is owned 50% by JPB, an entity owned by Jameson Brown, and 50% by Maisie, an entity owned by Harley Brown. Sally Michael is the Manager of HJB. Accordingly, Jameson Brown, Sally Michael, and Harley Brown may be deemed to beneficially own the Depositary Receipts held by HJB. Ms. Michael has no pecuniary interest in any of the Depositary Receipts or other securities of the Partnership and as such disclaims all beneficial ownership.
  Row 13: Based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Depositary Receipts Each Representing One-Thirtieth of a Series A Unit of Limited Partnership
Name of issuer: NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
Address of issuer's principal executive offices: 39 BRIGHTON AVE, Allston, Massachusetts (MA), 02134
Comment:
This Schedule 13D (the "Schedule 13D") is intended to amend the Schedule 13D filed with the Securities and Exchange Commission on October 16, 2009, as amended on January 26, 2011. Mr. Harold Brown, deceased, ceased to be a part of the filing as a beneficial owner of in excess of 5% of the Depositary Receipts (the "Depositary Receipts") of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and after settling his estate, such shares are held by the Reporting Persons described herein.

As set forth in the Partnership's public filings, Mr. Brown's estate was closed on January 2, 2024, whereupon the capital stock of New Real, Inc., the general partner of the Partnership (the "New Real" or "GP") previously owned by Harold Brown were transferred to JPB Estate LLC and Maisie Brown LLC, entities controlled by Jameson Brown and Harley Brown respectively, with each acquiring 37.5% of the voting control of the GP at that time.

This Schedule 13D relates to the Depositary Receipts of the Partnership. The address of the Partnership's principal executive office is 39 Brighton Avenue, Allston, Massachusetts 02134. Because each Depositary Receipt represents one-thirtieth of a Class A unit of the Partnership, beneficial ownership of a Depositary Receipt represents beneficial ownership of one-thirtieth of a Class A unit of the Partnership.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of:

(i) Jameson Brown;

(ii) HBC Holdings, LLC ("HBC"), a company that is managed by Jameson Brown and Sally Michael who share joint voting and dispositive control over the Depositary Receipts. Accordingly, Mr. Brown and Ms. Michael may be deemed to beneficially own the Depositary Receipts held by HBC. HBC also holds 75% of the Class B units of the Partnership;

(iii) HJB 2009 Holdings, LLC ("HJB"), which is owned 50% by JPB Real Estate LLC, an entity owned by Jameson Brown, and 50% by Maisie Brown LLC, an entity owned by Harley Brown. Sally Michael is the Manager. Accordingly, Jameson Brown, Sally Michael, and Harley Brown may be deemed to beneficially own the Depositary Receipts held by HJB;

(iv) JPB Estate LLC ("JPB"), a company that is owned and managed by Jameson Brown, which holds interests in the GP and in HJB;

(v) Maisie Brown LLC ("Maisie"), a company that is owned and managed by Harley Brown, which holds interests in the GP and in HJB;

(vi) Harley Brown;

(vii) Ronald Brown; and

(viii) Sally Michael.

Jameson Brown, HBC, HJB, JPB, Maisie, Harley Brown, Ronald Brown and Sally Michael are referred to herein collectively as the "Reporting Persons"

The Reporting Persons have entered into a Joint Filing Agreement, dated June 26, 2026 (see Exhibit A hereto), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act.

In addition, the information set forth in Items 2 through 6 of this Schedule 13D is provided, to the extent applicable, with respect to New Real, The Hamilton Company Charitable Foundation (the "Foundation") and any other person who directly or indirectly controls them are referred to herein collectively as the "Covered Persons".
Residence or business address: With respect to the Reporting Persons, the address of the principal place of business for (a) each of Jameson Brown, Ronald Brown, HBC, HJB and JPB is 39 Brighton Avenue, Allston, MA 02134; (b) Maisie and Harley Brown is 195 Midland Avenue, Glen Ridge, NJ 0702, and (c) Sally Michael is Saul Ewing LLP, 131 Dartmouth Street Suite 501, Boston, MA 02116.
Present principal occupation or employment:
The business address of Covered Persons, New Real and the Foundation, is c/o 39 Brighton Avenue, Allston, MA 02134.

The principal business of each Reporting Person and Covered Person is set forth below:

(i) Jameson Brown serves as Chief Executive Officer and Chief Operating Officer of The Hamilton Company, Inc., which has a principal address of 39 Brighton Avenue, Allston, MA 02134 and is principally engaged in the business of managing real estate investments.

(ii) HBC is a Massachusetts limited liability company with its principal address at 39 Brighton Avenue, Allston, MA 02134. Its principal business is managing real estate investments.

(iii) HJB is a Delaware limited liability company with its principal business address of 39 Brighton Avenue, Allston, MA 02134. Its principal business is holding investments in securities of the Partnership.

(iv) JPB is a Delaware limited liability company with its principal business address of 39 Brighton Avenue, Allston, MA 02134. Its principal business is holding investments in securities of the Partnership.

(v) Maisie is a Delaware limited liability company with its principal business address of 39 Brighton Avenue, Allston, MA 02134. Its principal business is holding investments in securities of the Partnership.

(vi) Harley Brown's principal occupation is serving as an owner and manager of real estate investment entities, including Maisie, and as a co-owner of HJB.

(vii) Sally Michael's principal occupation is attorney. With respect to the Partnership, she serves as a co-manager of HBC, sharing voting and dispositive control with Jameson Brown, and a manager of HJB, sharing voting and dispositive control with Jameson Brown and Harley Brown.

(viii) Ronald Brown's principal occupation includes serving as an officer and director of New Real and as a co-trustee of the Foundation.

(ix) New Real is a Massachusetts corporation that serves as the general partner of the Partnership and is principally engaged in the management and oversight of the Partnership's business and affairs.

(x) The Foundation is a Massachusetts charitable organization. Its principal purpose is charitable giving. Harley Brown, Jameson Brown, and Ronald Brown serve as co-trustees and share voting and dispositive control over securities, including the Depositary Receipts, held by the Foundation.
Criminal convictions in the last five years: During the past five years, no Reporting Person, Covered Person, or any of the other individuals or entities listed in this filing has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no Reporting Person, Covered Person, or any of the other individuals or entities listed in this filing has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The citizenship of each Reporting and Covered Person is set forth below:

(i) Jameson Brown is a United States citizen;

(ii) HBC is a Massachusetts limited liability company;

(iii) HJB is a Delaware limited liability company;

(iv) JPB is a Delaware limited liability company;

(v) Maisie is a Delaware limited liability company;

(vi) Harley Brown is a United States citizen;

(vii) Sally Michael is a United States citizen;

(viii) Ronald Brown is a United States citizen;

(ix) New Real is a Massachusetts corporation;

(x) The Foundation is a Massachusetts charitable organization.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Jameson Brown and Harley Brown acquired Depositary Receipts from time to time by (i) bona fide gifts of Depositary Receipts from Mr. Harold Brown, now deceased; (ii) the settling of Mr. Harold Brown's estate which occurred on January 2, 2024, (iii) open market purchases and (iv) distribution of Depositary Receipts from the Partnership. Mr. Jameson Brown and Ms. Harley Brown used their own funds for any open market purchases.

HBC was formed by Mr. Harold Brown in 2009 for estate planning purposes. The Depositary Receipts owned by HBC include Depositary Receipts acquired by (i) bona fide gifts of Depositary Receipts from the Harold Brown 1999 Revocable Trust (the "1999 Trust"), a grantor trust established by Harold Brown (ii) an asset exchange with the NERA 1994 Irrevocable Trust (the "1994"), a grantor trust established by Harold Brown. HBC used its own assets to purchase such Depositary Receipts, which at any given time may have included funds deposited by Harold Brown.

HJB, JPB, Maisie and the Foundation acquired the Depositary Receipts they own in connection with the settlement of Harold Brown's estate.

Ronald Brown may have acquired the 92,600 Depositary Receipts held jointly with his spouse, representing approximately 3.3% of the 2,788,713 Depositary Receipts outstanding as of May 8, 2026, through open market purchases and/or other transactions since 2011. To the extent known, acquisitions were made using personal funds and/or other available sources.

New Real, the GP, acquired Depositary Receipts by transactions with Harold Brown and Ronald Brown, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold their respective Depositary Receipts of the Partnership for investment purposes and as part of a long-standing ownership structure among affiliated entities. Reporting Persons consist of the individuals and entities named herein as direct or indirect holders of voting and dispositive power. Jameson Brown, Harley Brown and Ronald Brown are members of the family of Harold Brown, one of the founders of the Partnership, now deceased, and the Reporting Persons (other than Sally Michael) together with their respective affiliates have a substantial economic interest in its performance. Sally Michael has no pecuniary interest in the Partnership. To the extent the Reporting Persons may be deemed to share voting and dispositive power over certain securities, such relationships arise from governance and control arrangements and do not reflect any agreement or understanding to act as a group for purposes of acquiring, holding or disposing of securities of the Partnership.

Consistent with such interests, the Reporting Persons intend to review their investment in the Partnership on a continuing basis and may, from time to time, depending on market conditions and other factors they deem relevant, take such actions with respect to their investment in the Partnership as they consider appropriate. Such actions may include, without limitation: (i) acquiring additional securities of the Partnership, whether in the open market, in privately negotiated transactions or otherwise; (ii) disposing of all or a portion of their securities of the Partnership; (iii) engaging in discussions with management, the general partner, other securityholders and other third parties regarding the Partnership's business, operations, governance, capitalization, strategy or future plans; and (iv) otherwise taking actions intended to enhance the value of their investment.

The Reporting Persons may from time to time seek to influence the management, policies or governance of the Partnership, including with respect to the composition of the general partner's board of directors (or equivalent governing body) and the Partnership's Advisory Committee, corporate governance practices, capital allocation, distributions, financings, or strategic transactions. The Reporting Persons may also explore or propose, and may participate in, transactions or arrangements that could result in a change in control of the Partnership, changes in the present general partner's board of directors or management of the Partnership, or other extraordinary transactions involving the Partnership, including, without limitation, a merger, reorganization, sale of assets or other business combination.

The Reporting Persons may hold their interests in the Partnership directly or indirectly, including through trusts, partnerships or other entities, and may from time to time effect transfers among such entities for estate planning, tax or other purposes.

Except as set forth above, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right at any time to formulate other plans or proposals regarding the Partnership, and to take any actions with respect to their investment in the Partnership, including any or all of the actions described above.

The Reporting Persons expressly disclaim acting as a group within the meaning of Section 13(d).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and supplemented as follows:

(a) Beneficial Ownership

The information set forth in rows 11 and 13 of the cover pages of this Schedule 13D is incorporated herein by reference. Such information reflects the aggregate number and percentage of Depositary Receipts beneficially owned by each Reporting Person. Percentages are calculated in accordance with Rule 13d-3 based on 2,788,713 Depositary Receipts outstanding as of May 8, 2026. The foregoing beneficial ownership information reflects, where applicable, the beneficial ownership of the Covered Persons identified pursuant to Instruction C of Schedule 13D.

Jameson Brown may be deemed to beneficially own the Depositary Receipts held directly by him, as well as the Depositary Receipts held by HBC, HJB (indirectly through JPB), the Foundation and New Real, by virtue of his direct and indirect ownership interests in, and control relationships with, such entities.

Harley Brown may be deemed to beneficially own the Depositary Receipts held by HJB, by virtue of holding indirect ownership interests in HJB through Maisie, and by the Foundation, by virtue of her position as a trustee.

Ronald Brown may be deemed to beneficially own the Depositary Receipts held by him, jointly with his spouse, by the Foundation, by virtue of his position as a trustee, and by New Real, by virtue of his ownership and control interest.

Sally Michael may be deemed to beneficially own the Depositary Receipts held by HBC and HJB by virtue of her management and control rights with respect to such entities. Ms. Michael has no pecuniary interest in and disclaims beneficial ownership of the Depositary Receipts reported herein.

The Foundation and New Real are referenced here as Covered Persons, not Reporting Persons. The information regarding Depositary Receipts held by the Covered Persons is included herein solely because certain Reporting Persons may be deemed to share voting and dispositive power with respect to such Covered Persons, as discussed herein. As trustees of the Foundation, Jameson Brown, Harley Brown and Ronald Brown could be deemed to share voting control of the Depository Receipts held by the Foundation but they do not have any pecuniary interests in such Depositary Receipts and disclaim beneficial ownership thereof.

Each Reporting Person disclaims beneficial ownership of the Depositary Receipts reported herein except to the extent of his or its pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 7 through 10 of the cover pages of this Schedule 13D is incorporated herein by reference and reflects the sole and shared voting and dispositive power of each Reporting Person.

Jameson Brown shares voting and dispositive power over the Depositary Receipts held by HBC with Sally Michael, over the Depositary Receipts held by HJB (indirectly through JPB) with Sally Michael and Harley Brown (indirectly through Maisie), and over the Depositary Receipts held by the Foundation with Harley Brown and Ronald Brown as co-trustees and shares voting and dispositive power over the Depositary Receipts held by New Real with Ronald Brown in his capacity as an officer and director thereof.

Harley Brown shares voting and dispositive power over the Depositary Receipts held by HJB with Sally Michael and Jameson Brown, and over the Depositary Receipts held by the Foundation with Jameson Brown and Ronald Brown.

Ronald Brown shares voting and dispositive power over the Depositary Receipts held by him with his spouse, over the Depositary Receipts held by the Foundation with Harley Brown and Jameson Brown, as co-trustees, and over Depositary Receipts held by New Real with Jameson Brown.

Sally Michael shares voting and dispositive power over the Depositary Receipts held by HBC with Jameson Brown, and over the Depositary Receipts held by HJB with Jameson Brown and Harley Brown. Accordingly, she may be deemed to beneficially own the Depositary Receipts. Ms. Michael may be deemed to beneficially own such securities solely by virtue of her control positions; however, she has no pecuniary interest therein and disclaims beneficial ownership except to the extent of any such pecuniary interest.
Transactions in the class effected during the past sixty days: No transactions in the Depositary Receipts reported herein were effected during the past sixty days by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Receipts reported herein, except that such rights may be attributable to the equity holders or beneficiaries of the entities that directly hold such Depositary Receipts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the events described herein, including the transfer of beneficial ownership of Depositary Receipts previously attributable to Harold Brown (deceased), Harold Brown ceased to be the beneficial owner of more than five percent of the outstanding Depositary Receipts.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 2 and 5 with respect to the organizational and governance arrangements of the entities referenced therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons relating to the securities of the Partnership, including any agreement to act together.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement

## Signatures
- Brown Jameson Pruitt: /s/ Jameson Brown, Jameson Brown (06/26/2026)
- Brown Jameson Pruitt: /s/ Harley Brown, Harley Brown (06/26/2026)
- HBC Holdings, LLC: /s/ Jameson Brown, Jameson Brown (06/26/2026)
- HBC Holdings, LLC: /s/ Sally Michael, Sally Michael (06/26/2026)
- HJB 2009 Holdings, LLC: /s/ Sally Michael, Sally Michael (06/26/2026)
- JPB Real Estate LLC: /s/ Jameson Brown, Jameson Brown (06/26/2026)
- Maisie Brown LLC: /s/ Harley Brown, Harley Brown (06/26/2026)
- Harley Brown: /s/ Harley Brown, Harley Brown (06/26/2026)
- Ronald Brown: /s/ Ronald Brown, Ronald Brown (06/26/2026)
- Sally Michael: /s/ Sally Michael, Sally Michael (06/26/2026)